UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                          (Amendment No. _____2_____)*


                           Restoration Hardware, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    760981100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Glenn J. Krevlin
                               598 Madison Avenue
                                   12th Floor
                            New York, New York 10022
                               Tel. (646) 432-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 6, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

            NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                  Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 760981100
--------------------------------------------------------------------------------

1        Name of Reporting Persons:     Glenn S. Krevlin
         I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization          United States
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power        2,460,433
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power   2,460,433

                                            ------------------------------------
                                     10     Shared Dispositive Power

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,460,433
--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        7.4%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

         IN, HC
--------------------------------------------------------------------------------

CUSIP NO. 760981100
--------------------------------------------------------------------------------

1        Name of Reporting Persons:     Krevlin Advisors, L.L.C.
         I.R.S. Identification Nos. of above persons (entities only). 13-4153005

--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power        2,353,944
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power   2,353,944

                                            ------------------------------------
                                     10     Shared Dispositive Power

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         2,353,944
--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        7.1%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

            HC
--------------------------------------------------------------------------------

CUSIP NO. 760981100
--------------------------------------------------------------------------------

1        Name of Reporting Persons:     GJK Capital Management, LLC
         I.R.S. Identification Nos. of above persons (entities only). 13-4146739

--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power        1,973,318
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power   1,973,318

                                            ------------------------------------
                                     10     Shared Dispositive Power

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,973,318
--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        6.0%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

            OO
--------------------------------------------------------------------------------

CUSIP NO. 760981100
--------------------------------------------------------------------------------

1        Name of Reporting Persons:     Glenhill Capital LP
         I.R.S. Identification Nos. of above persons (entities only). 13-4149785

--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power        1,373,318
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power   1,373,318

                                            ------------------------------------
                                     10     Shared Dispositive Power

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         1,373,318
--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        4.1%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

            PN
--------------------------------------------------------------------------------

CUSIP NO. 760981100
--------------------------------------------------------------------------------

1        Name of Reporting Persons:     Glenhill Overseas Management, LLC
         I.R.S. Identification Nos. of above persons (entities only). 02-0625266

--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power        380,627
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power   380,627

                                            ------------------------------------
                                     10     Shared Dispositive Power

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         380,627
--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        1.2%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

            OO
--------------------------------------------------------------------------------

CUSIP NO. 760981100
--------------------------------------------------------------------------------

1        Name of Reporting Persons:     Glenhill Capital Overseas Partners Ltd.
         I.R.S. Identification Nos. of above persons (entities only). 98-0375906

--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization          Cayman Islands
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power        380,627
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power   380,627

                                            ------------------------------------
                                     10     Shared Dispositive Power

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         380,627
--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        1.2%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

            CO
--------------------------------------------------------------------------------

CUSIP NO. 760981100
--------------------------------------------------------------------------------

1        Name of Reporting Persons:     Glenhill Capital Overseas GP, Ltd.
         I.R.S. Identification Nos. of above persons (entities only). 98-0426124

--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization          Cayman Islands
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power        380,627
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power   380,627

                                            ------------------------------------
                                     10     Shared Dispositive Power

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         380,627
--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        1.2%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

            CO
--------------------------------------------------------------------------------

CUSIP NO. 760981100
--------------------------------------------------------------------------------

1        Name of Reporting Persons:   Glenhill Capital Overseas Master Fund, LP
         I.R.S. Identification Nos. of above persons (entities only). 98-0426132

--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization          Cayman Islands
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power        380,627
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power   380,627

                                            ------------------------------------
                                     10     Shared Dispositive Power

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         380,627
--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        1.2%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

            PN
--------------------------------------------------------------------------------

CUSIP NO. 760981100
--------------------------------------------------------------------------------

1 Name of Reporting Persons: Glenhill Concentrated Long Master Fund, LLC I.R.S. Identification Nos. of above persons (entities only). 20-1998486

--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power        600,000
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power   600,000

                                            ------------------------------------
                                     10     Shared Dispositive Power

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         600,000
--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        1.8%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

            OO
--------------------------------------------------------------------------------

CUSIP NO. 760981100
--------------------------------------------------------------------------------

1 Name of Reporting Persons: Glenhill Concentrated Long Absolute Fund, LP I.R.S. Identification Nos. of above persons (entities only). 20-1998394

--------------------------------------------------------------------------------

2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [X]
--------------------------------------------------------------------------------

3        SEC Use Only
--------------------------------------------------------------------------------

4        Source of Funds (See Instructions)       WC
--------------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------

6        Citizenship or Place of Organization          Delaware
--------------------------------------------------------------------------------

Number of                            7      Sole Voting Power        600,000
Shares
Beneficially                                ------------------------------------
Owned by                             8      Shared Voting Power
Each Reporting
Person With                                 ------------------------------------
                                     9      Sole Dispositive Power   600,000

                                            ------------------------------------
                                     10     Shared Dispositive Power

                                            ------------------------------------

--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

         600,000
--------------------------------------------------------------------------------

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
--------------------------------------------------------------------------------

13       Percent of Class Represented by Amount in Row (11)        1.8%
--------------------------------------------------------------------------------

14       Type of Reporting Person (See Instructions)

            PN
--------------------------------------------------------------------------------

                                  INTRODUCTION

         This Statement on Schedule 13D (the "Statement") constitutes the amended filing by Glenn J. Krevlin, Krevlin Advisors, LLC, a Delaware limited liability Company ("Krevlin Advisors"), GJK Capital Management, LLC, a Delaware limited liability company ("GJK"), Glenhill Overseas Management, LLC, a Delaware limited liability company ("Glenhill Overseas"), Glenhill Capital LP, a Delaware limited partnership ("Glenhill Capital"), Glenhill Capital Overseas Partners Ltd., a Cayman Islands exempted company ("Overseas Partners"), Glenhill Capital Overseas GP, Ltd., a Cayman Islands exempted company ("Overseas GP"), Glenhill Capital Overseas Master Fund, L.P., a Cayman Islands exempted company ("Overseas Master"), Glenhill Concentrated Long Master Fund, LLC, a Delaware limited liability company ("Concentrated Fund") and Glenhill Concentrated Long Absolute Fund, LP, a Delaware limited partnership ("Absolute Fund") (collectively, the "Fliers") with respect to the beneficial ownership of shares of common stock, par value $.0001 per share (the "Common Stock"), of Restoration Hardware, Inc., a Delaware corporation.


Item 1.  Security and Issuer

         The title and the class of equity securities to which this statement related is the common stock, par value $.0001 per share (the "Common Stock"), of Restoration Hardware, Inc., Delaware corporation (the "Company"), of the Company's principal executive office is 15 Koch Road, Suite J, Corte Madera, CA 94925.

Item 2.  Identity and Background

         The names of the persons filing this statement (the "Statement") are Glenn J. Krevlin, a citizen of the United States, Krevlin Advisors, LLC, a Delaware limited liability company ("Krevlin Advisors"), GJK Capital Management, LLC, a Delaware limited liability company ("GJK"), Glenhill Overseas Management, LLC, a Delaware limited liability company ("Glenhill Overseas"), Glenhill Capital LP, a Delaware limited partnership ("Glenhill Capital"), Glenhill Capital Overseas Partners Ltd., a Cayman Islands exempted company ("Overseas Partners"), Glenhill Capital Overseas GP, Ltd., a Cayman Islands exempted company ("Overseas GP"), Glenhill Capital Overseas Master Fund, L.P., a Cayman Islands exempted company ("Overseas Master"), Glenhill Concentrated Long Master Fund, LLC, a Delaware limited liability company ("Concentrated Fund") and Glenhill Concentrated Long Absolute Fund, LP, a Delaware limited partnership ("Absolute Fund") (collectively, the "Filers").

         Glenn J. Krevlin is the managing member of Krevlin Advisors and the director of Overseas GP. Krevlin Advisors is the managing member of GJK and Glenhill Overseas. GJK is the general partner and control person of Glenhill Capital and Absolute Fund and the managing member and control person of Concentrated Fund. Glenhill Overseas is the investment manager of Overseas Partners. Overseas Partners is an offshore feeder fund which invests its assets in Overseas Master. Overseas GP is the general partner of Overseas Master. Absolute Fund is a domestic feeder fund that invests its assets into Concentrated Fund. Glenhill Capital, Concentrated Fund and Overseas Master are all private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments.

         The address of each of the Filers' principal business and principal office is 598 Madison Avenue, 12th Floor, New York, New York 10022.

         During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any person named in Schedule I has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Of the 2,460,433 shares of Common Stock to which this Statement relates, (a) 763,813 shares of Common Stock were acquired by Glenhill Capital on the open market between December 12, 2001 and March 23, 2004; (b) 304,187 shares of Common Stock were acquired by Overseas Partners on the open market between December 5, 2001 and March 23, 2004 and subsequently contributed to Overseas Master on July 1, 2004 as part of a planned restructuring; (c) 600,000 shares of Common Stock were acquired by Concentrated Fund on the open market between April 5, 2005 and June 6, 2005; (d) 1,485 shares of the Company's Series A Preferred Stock, par value $.0001 ("Series A Preferred Stock") convertible at any time into 746,794 shares of Common Stock were acquired by the Glenhill Capital and Overseas Partners on March 22, 2001 and are reflected in previous Schedule 13D filings; (e) 152 shares of the Series A Preferred Stock were transferred from Glenhill Capital to Overseas Partners on September 27, 2002 and are reflected in previous Schedule 13D filings; (f) 152 shares of the Series A Preferred Stock were transferred from Overseas Partners to Overseas Master on July 1, 2004; (g) 121 shares of the Series A Preferred Stock were transferred to Glenn Krevlin on August 31, 2001 and are reflected in previous Schedule 13D filings; (h) 45,639 shares of Common Stock received by Glenn Krevlin under a Stock Incentive Plan subject to options exercisable within 60 Days of May 10, 2005; and (i) 1,636 shares of the Company's Series B Preferred Stock, par value $.0001 were converted to Series A Preferred Stock and distributed in-kind to limited partners of Glenhill Capital on August 31, 2001 and are reflected in previous
Schedule 13D filings. The Filers purchased the Common Stock with working capital.

Item 4.  Purpose of Transaction

         The Filers purchased the Preferred Stock for general investment purposes and retain the right to change their investment intent.

         Subject to applicable legal requirements and the factors referred to below, the Filers may purchase additional shares of Common Stock from time to time in the open market or privately negotiated transactions, but they may determine at any time to dispose of all or a portion of their shares of Common Stock. In determining whether to purchase additional shares or to dispose of their shares, and in formulating any plan or proposal with respect to any transaction between the Filers and the Company, the Filers intend to consider and review various factors on a continuous basis, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company and its shareholders to the Filers' ownership of Common Stock, the price and availability of Common Stock, other investment and business opportunities available to the Filers, developments with respect to the Filers' business, and general economic, monetary and stock market conditions.

         Except as otherwise described herein, the Filers have no plan or proposal with respect to the Company which relates to or would result in any of the matters listed in Items 4(a) - (j) of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) As of the close of business on June 16, 2005, GJK were the beneficial owners of (i) 1,212 shares of Series A Preferred Stock convertible into 609,505 shares of Common Stock and (ii) 1,363,813 shares of Common Stock, which constitute in the aggregate 6.0% of the outstanding shares of Common Stock (based on 33,162,503 shares of Common Stock outstanding as of May 23, 2005, which in turn is based on the Company's recent filings and assumes the conversion of the Series A Preferred Stock held by such Filers into Common Stock).

         As of the close of business on June 16, 2005, Glenhill Capital were the beneficial owners of (i) 1,212 shares of Series A Preferred Stock convertible into 609,505 shares of Common Stock and (ii) 763,813 shares of Common Stock, which constitute in the aggregate 4.1% of the outstanding shares of Common Stock (based on 33,162,503 shares of Common Stock outstanding as of May 23, 2005, which in turn is based on the Company's recent filings and assumes the conversion of the Series A Preferred Stock held by such Filers into Common Stock).

         As of the close of business on June 16, 2005, Glenhill Overseas, Overseas Partners, Overseas GP and Overseas Master were the beneficial owners (i) of 152 shares of Series A Preferred Stock convertible into 76,440 shares of Common Stock and (ii) 304,187 shares of Common Stock, which constitute in the aggregate 1.2% of the outstanding shares of Common Stock (based on 33,162,503 shares of Common Stock outstanding as of May 23, 2005, which in turn is based on the Company's recent filings and assumes the conversion of the Series A Preferred Stock held by such Filers into Common Stock).

         As of the close of business on June 16, 2005, Concentrated Fund and Absolute Fund were the beneficial owners 600,000 shares of Common Stock, which constitute in the aggregate 1.8% of the outstanding shares of Common Stock (based on 33,162,503 shares of Common Stock outstanding as of May 23, 2005, which in turn is based on the Company's recent filings and assumes the conversion of the Series A Preferred Stock held by such Filers into Common Stock).

         As of the close of business on June 16, 2005, Krevlin Advisors was the beneficial owners (i) of 1,364 shares of Series A Preferred Stock convertible into 685,944 shares of Common Stock and (ii) 1,668,000 shares of Common Stock, which constitute in the aggregate 7.1% of the outstanding shares of Common Stock (based on 33,162,503 shares of Common Stock outstanding as of May 23, 2005, which in turn is based on the Company's recent filings and assumes the conversion of the Series A Preferred Stock held by such Filer into Common Stock).

         As of the close of business on June 16, 2005, Glenn J. Krevlin was the beneficial owners (i) of 1,485 shares of Series A Preferred Stock convertible into 746,794 shares of Common Stock, (ii) 1,668,000 shares of Common Stock, and (iii) options received pursuant to a Stock Incentive Plan to purchase 45,639 shares of Common Stock, which constitute in the aggregate 7.4% of the outstanding shares of Common Stock (based on 33,162,503 shares of Common Stock outstanding as of May 23, 2005, which in turn is based on the Company's recent filings and assumes the conversion of the Series A Preferred Stock held by such Filer into Common Stock).

(b) Each Filer has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

(c) Transactions in the Common Stock by the Filers effected in the last 6-days are described in Schedule 1 hereto, which Schedule is hereby incorporated by reference.

(d) The Filers have the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         None.

Item 7.  Material to be Filed as Exhibits

         None.

                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 16, 2005



                                      /s/ GLENN J. KREVLIN
                                      ------------------------------------------
                                      Glenn J. Krevlin

                                      KREVLIN ADVISORS, LLC


                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Managing Member

                                      GJK CAPITAL MANAGEMENT, LLC

                                      By: Krevlin Advisors, LLC, Managing Member


                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Managing Member

                                      GLENHILL CAPITAL LP

                                      By: GJK Capital Management, LLC,
                                          General Partner

                                      By: Krevlin Advisors, LLC, Managing Member


                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Managing Member

                                      GLENHILL OVERSEAS MANAGEMENT, LLC

                                      By: Krevlin Advisors, LLC, Managing Member


                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Managing Member

                                      GLENHILL CAPITAL OVERSEAS PARTNERS LTD


                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Director

                                      GLENHILL CAPITAL OVERSEAS GP, LTD.


                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Director

                                      GLENHILL OVERSEAS MASTER FUND, L.P.

                                      By: Glenhill Capital Overseas GP, Ltd.,
                                          General Partner


                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Director

                                      GLENHILL CONCENTRATED LONG ABSOLUTE
                                      FUND, LP

                                      By: GJK Capital Management, LLC,
                                          General Partner

                                      By: Krevlin Advisors, LLC, Managing Member


                                      By /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Managing Member

                                      GLENHILL CONCENTRATED LONG MASTER
                                      FUND, LLC

                                      By: GJK Capital Management, LLC,
                                          Managing Member

                                      By: Krevlin Advisors, LLC, Managing Member


                                      By  /s/ GLENN J. KREVLIN
                                         ---------------------------------------
                                         Glenn J. Krevlin, Managing Member


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (see 18 U.S.C. 1001)

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